Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended
June 30, 2007
(millions of dollars)
Operating revenues:
Affiliated	$1,085
Nonaffiliated	1,393
Total operating revenues	2,478

Operating expenses:
Operation and maintenance	813
Depreciation and amortization	478
Income taxes	164
Taxes other than income	402
Total operating expenses	1,857

Operating income	621

Other income and deductions:
Other income	5
Other deductions	44
Nonoperating income taxes	7

Interest income	58

Interest expense and related charges	301

Net income	$332